As filed with the Securities and Exchange Commission on August 29, 2003.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UNITIL CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

New Hampshire	02-0381573
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

(603) 772-0775

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mark H. Collin

Senior Vice President and Chief Financial Officer

UNITIL CORPORATION

6 Liberty Lane West

Hampton, New Hampshire 03842-1720

(603) 772-0775

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David S. Balabon, Esq. LEBOEUF, LAMB, GREENE & MACRAE, L.L.P. 260 Franklin Street Boston, Massachusetts 02110 (617) 439-9500	Shelley A. Barber, Esq. VINSON & ELKINS L.L.P. 666 Fifth Avenue 26th Floor New York, New York 10103 (917) 206-8000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)

Common Stock, no par value	598,000 Shares	$25.86	$15,464,280	$1,251.06

(1)	Includes 78,000 shares of common stock issuable upon exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices of the common stock as reported by the American Stock Exchange on August 27, 2003, which date is within five (5) business days of the filing hereof.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 29, 2003

PROSPECTUS

520,000 Shares

Common Stock

Unitil Corporation is offering 520,000 shares of its common stock.

Our common stock is listed on the American Stock Exchange under the symbol “UTL.” The last reported sale price of our common stock on the American Stock Exchange on August 27, 2003 was $25.84 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

PRICE $     PER SHARE

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Unitil Corporation	$	$

The underwriters may also purchase up to an additional 78,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about             , 2003.

RBC CAPITAL MARKETS

EDWARD D. JONES & CO., L.P.

                    , 2003

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares and seeking offers to buy the shares only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus is accurate as of any date other than the respective dates shown or that the information we have incorporated by reference to another document is accurate as of any date other than the date of such document. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

In this prospectus, the “company,” “Unitil,” “we,” “us,” and “our” refer to Unitil Corporation and its subsidiaries, unless the context otherwise requires.

i

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. We encourage you to read this entire prospectus, including “Risk Factors” and the additional information, including the financial data and related notes, included or incorporated by reference in this prospectus in their entirety, before making an investment decision.

Unitil Corporation

Our principal business is the retail distribution of electricity in the southeastern seacoast and capital city areas of New Hampshire and the retail distribution of both electricity and natural gas in the greater Fitchburg area of north central Massachusetts. Our regulated utility distribution subsidiaries serve approximately 112,000 electric and natural gas customers in our franchise areas. In addition to our utility distribution business, we also provide energy brokering and advisory services in the northeastern United States through our unregulated business unit. We do not own or operate electric generating facilities or major transmission facilities. Rather, we are a local “pipes and wires” electric and natural gas distribution company with an investment in net utility plant of $193.4 million at June 30, 2003. For the year ended December 31, 2002, our total revenues were approximately $188.4 million. Substantially all of our revenues and operating income are derived from our regulated utility operations.

We are a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (PUHCA), and we are the parent of the Unitil companies. We were incorporated under the laws of the State of New Hampshire in 1984.

Our Electric Utility Operations

Our electric utility operations are conducted through our subsidiaries, Unitil Energy Systems, Inc. (UES) and Fitchburg Gas and Electric Light Company (FG&E). For the year ended December 31, 2002 and the six-month period ended June 30, 2003, the revenues from our electric utility operations were approximately $167.3 million and $96.1 million, respectively.

The primary business of our electric utility operations is the local distribution of electricity to customers in our franchise areas. As a result of the implementation of industry restructuring mandated by the States of New Hampshire and Massachusetts, commonly referred to as retail choice, our customers are free to contract for their supply of electricity with third-party suppliers. Both UES and FG&E supply electricity to those customers who do not obtain their supply from third-party suppliers, with the actual costs associated with electricity supplied by us being recovered on a pass-through basis under periodically adjusted rates.

UES, through its predecessors, Concord Electric Company and Exeter & Hampton Electric Company, was incorporated in 1901. UES distributes electricity in our New Hampshire franchise areas to approximately 70,000 retail customers. UES’s 2002 retail electric operating revenues were approximately $114.0 million, of which approximately 42% was derived from residential sales and 58% from commercial/industrial sales.

FG&E, which was incorporated in 1852, distributes electricity in our Massachusetts franchise area to approximately 27,000 retail customers. FG&E’s 2002 retail electric operating revenues were approximately $53.3 million, of which approximately 35% was derived from residential sales and 65% from commercial/industrial sales.

Our Gas Utility Operations

Our gas utility operations are conducted through FG&E, which distributes natural gas to approximately 15,000 retail customers in our Massachusetts franchise area. For the year ended December 31, 2002 and the six-month period ended June 30, 2003, the revenues from our gas utility operations were approximately $20.3 million and $17.8 million, respectively.

As a result of the introduction of retail choice for all natural gas customers in Massachusetts, our customers are free to contract for their supply of natural gas with third-party suppliers. FG&E continues to provide natural gas supply services to those customers who do not obtain their supply from third-party suppliers, with the actual costs associated with natural gas supplied by us being recovered on a pass-through basis under periodically adjusted rates.

FG&E’s 2002 gas operating revenues were approximately $20.3 million, of which approximately 54% was derived from residential firm sales, 39% from commercial/industrial firm sales and 7% from commercial/industrial interruptible sales (which can be interrupted at our discretion).

Our Non-Regulated Operations

Our non-regulated business is comprised of Unitil Resources, Inc. (Unitil Resources) and its subsidiaries, Usource, Inc. and Usource, L.L.C. (Usource). Unitil Resources provides energy brokering services, through Usource, as well as various energy consulting services to large commercial and industrial customers in the Northeastern United States. For the year ended December 31, 2002 and the six-month period ended June 30, 2003, the revenues from our non-regulated operations were approximately $0.8 million and $0.6 million, respectively.

Regulation and Restructuring

As a registered holding company under PUHCA, we are regulated by the Securities and Exchange Commission (SEC) with respect to various matters, including the issuance of securities, our capital structure and certain acquisitions and dispositions of assets. UES and FG&E are subject to regulation by the New Hampshire Public Utilities Commission (NHPUC) and the Massachusetts Department of Telecommunications and Energy (MDTE), respectively, with respect to their rates, issuance of securities and other accounting and operational matters. Certain aspects of our electric operations as they relate to wholesale and interstate business activities are also regulated by the Federal Energy Regulatory Commission (FERC). In the past several years, we have completed the restructuring of our electric and natural gas operations resulting from the implementation of retail choice as mandated by the States of New Hampshire and Massachusetts.

We have the franchise to deliver electricity and/or natural gas to all customers in our franchise areas, at rates established under traditional cost of service regulation. Under this regulatory structure, through their distribution charges, UES and FG&E recover the cost of providing distribution service to their customers based on a historical test year, in addition to earning a return on their capital investment in utility assets. In 2002, we completed rate proceedings for all of our retail distribution operations and were authorized by the NHPUC and MDTE to implement increased rates for our electric and natural gas distribution operations beginning in December of that year. UES and FG&E also recover the actual cost of any electricity or natural gas they supply to their customers, as well as certain costs associated with restructuring, through periodically adjusted rates.

In connection with the implementation of retail choice for our customers in New Hampshire and Massachusetts, we divested the long-term power supply contracts of Unitil Power Corp. (Unitil Power) and FG&E and the owned generation assets of FG&E. Unitil Power divested its long-term power supply contracts to a subsidiary of Mirant Corporation (Mirant) and FG&E divested its owned generation assets and long-term power supply contracts to Select Energy, Inc. (Select). Unitil Power’s and FG&E’s long-term power supply contracts were divested through the sale of the entitlements to the electricity associated with those contracts, and Unitil Power and FG&E remain ultimately responsible for payments for that power. UES and FG&E would seek to recover from their customers any costs not currently provided for in their rates which they may incur if either Mirant or Select were to fail to fulfill their obligations to purchase the entitlements to electricity provided for in those agreements. See “Risk Factors—Risks Relating to Our Business.”

Although UES’s and FG&E’s electric customers have the option of contracting directly for their electricity needs with third-party suppliers, both companies remain the “provider of last resort” for their respective customers. Accordingly, UES and FG&E contract with wholesale power suppliers for the electricity necessary to meet that “provider of last resort” energy supply obligation. Similarly, FG&E’s natural gas customers have the option to contract for their natural gas supply with third-party suppliers and FG&E remains the “provider of last resort” for these natural gas customers. The costs associated with the acquisition of such wholesale electric and natural gas supplies for customers who do not contract with third-party suppliers are recovered on a pass-through basis from those customers with no profit margin to UES or FG&E.

We have secured regulatory approval for the recovery, over the next eight to 10 years, of approximately $213.7 million of power supply-related stranded costs due to the electric industry restructuring in New Hampshire and Massachusetts. Also, we have implemented comprehensive customer and financial information systems to accommodate the transition to competitive energy markets and retail choice. Our electric customers in Massachusetts have had the ability to choose their electric energy supplier since March 1, 1998 and retail choice became available to our New Hampshire customers on May 1, 2003. In addition, we have adjusted our utility rates to reflect the overall cost of service as a restructured local electric and natural gas delivery company.

Our Strengths

We believe our strengths have enabled us to grow our business profitably and create shareholder value. These strengths include:

Growing Franchise Areas.    Our operations are located in the southeastern seacoast and state capital regions of New Hampshire, as well as in the greater Fitchburg area of north central Massachusetts. Together, these three franchise areas provide a diverse and growing customer base. Our total electric sales growth has consistently outpaced the average electric sales growth in New England. For example, our total kilowatt hours (kWh) sales growth has averaged 2.8% per year over the past 10 years as compared to 1.4% for New England. Over the past five years, our kilowatt hour sales growth to residential customers has averaged 3.5% as compared to 2.7% for New England.

Regulated Asset Base.    Our core assets primarily consist of local distribution facilities (e.g., pipes and wires) necessary for the delivery of our customers’ electric and natural gas supply needs within our franchise areas and regulatory assets arising from the restructuring of our electric and natural gas operations. Our electric and natural gas distribution assets and regulatory assets, from which we derive substantially all of our operating income, provide stable earnings and cash flow. Over the past five years, we have invested $67.0 million and $19.0 million in capital additions and improvements in our electric and natural gas distribution businesses, respectively, and increased our net utility plant by 4.5% on average per year. We intend to continue investing in our local electric and natural gas utility distribution systems to increase our customer base. We also intend to seek opportunities to expand our regulated utility distribution business through the acquisition of other electric and natural gas distribution properties in our region. While we have considered potential acquisition opportunities over the past several years, no such acquisitions have been consummated and we are not currently party to any binding acquisition agreement or commitment.

Diversified Customer Base.    Our customers are a diversified mix of residential, commercial and industrial customers, with no single customer representing more than 5% of our total revenues. Our sales to large commercial and industrial customers are not concentrated in one industry segment, but vary from government facilities to large retail outlets, colleges, hospitals and a broad range of industrial companies that reflect the diverse nature of the communities that we serve.

Small Size Advantage.    We believe that due in part to our smaller size relative to other electric and natural gas utilities, we are able to expeditiously and effectively respond to changing legislative and regulatory rules governing our utility business, adopt new business practices and technology solutions to improve productivity, and implement organizational changes to successfully manage our business. We have a proven track record of successfully transitioning our company to meet the business and operational challenges brought about by the restructuring of our industry over the last five years.

Historic Dividend Stability.     Since our incorporation in 1984, we have continuously paid quarterly dividends and we have never reduced our dividend rate, while still increasing our investment in our utility distribution facilities.

Experienced Management Team.    Our senior management team is highly experienced in the utility industry. Our Chairman and CEO, Robert Schoenberger, has 25 years of industry experience. Our senior management team as a whole averages approximately 18 years experience in the industry. We recently streamlined and reorganized our management team to improve efficiency and to meet ongoing business requirements.

FG&E Notes Issuance

We currently plan for FG&E to issue and sell $10 million aggregate principal amount of long-term unsecured indebtedness in the near future, the proceeds of which we expect to use to repay short-term indebtedness of FG&E. FG&E has received a non-binding commitment from a major insurance company to purchase $10 million of FG&E’s long-term notes with a term of 22 years at a coupon rate of 6.79%, subject to negotiation and execution by the parties of a purchase agreement and the receipt of regulatory approvals. We expect to close this transaction on or about October 15, 2003. We cannot assure you, however, that FG&E will be able to consummate its debt issuance as planned or at all. The notes will not be, and have not been, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

*   *   *

Our principal executive office is located at 6 Liberty Lane West, Hampton, New Hampshire 03842-1720 and our telephone number is (603) 772-0775.

THE OFFERING

Common stock offered by Unitil Corporation	520,000 shares

Common stock outstanding after this offering	5,285,421 shares

Use of proceeds	We intend to use the net proceeds from this offering to make an equity infusion in cash directly into our two utility operating subsidiaries, UES and FG&E, as well as for other general corporate purposes. See “Use of Proceeds.”

Risk factors	For a discussion of factors you should consider before buying shares of our common stock, we refer you to “Risk Factors.”

American Stock Exchange symbol	UTL

Current indicated annual dividend	$1.38 per share

The number of shares of our common stock shown above to be outstanding after this offering is based on the number of shares outstanding as of July 31, 2003, and excludes (i) 122,499 shares of common stock issuable upon exercise of stock options outstanding as of July 31, 2003 and (ii) 581,601 shares of common stock reserved for issuance under our stock incentive plans.

Unless we indicate otherwise, the share information in this prospectus assumes that the underwriters’ option to cover over-allotments is not exercised. See “Underwriting.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table contains summary historical consolidated financial information, including historical per share information for each of the periods indicated. The summary historical financial information as of and for each of the years in the three-year period ended December 31, 2002 was derived from our financial statements as filed with the SEC in our Annual Report on Form 10-K for the year ended December 31, 2002, which were audited by Grant Thornton LLP, and the summary historical financial information as of and for the six-month periods ended June 30, 2003 and 2002 was derived from our unaudited financial statements as filed with the SEC in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, all of which are incorporated by reference in this prospectus. See “Where You Can Find More Information.”

The summary historical consolidated financial information should be read in conjunction with our audited financial statements, our unaudited interim financial data and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2002, which are incorporated by reference in this prospectus. Our financial results for the six-month period ended June 30, 2003 included or incorporated by reference in this prospectus are not necessarily indicative of the results that may be expected for an entire year.

	For the Six Months Ended June 30,				For the Year Ended December 31,
	2003		2002		2002	2001	2000
	(unaudited)				(audited)
	(in thousands, except shares and per share data)
Income Statement Data:
Operating revenues	$114,431		$89,806		$188,386	$207,022	$182,941
Purchased power & gas	78,347		59,508		125,741	146,774	123,772
Operation & maintenance	14,256		12,116		25,667	25,000	24,545
Restructuring charge	—		—		1,598	—	—
Depreciation & amortization	9,264		7,156		14,911	12,767	11,964
Taxes & other	4,520		4,179		7,221	8,087	8,380

Operating income	8,044		6,847		13,248	14,394	14,280
Interest expense, net	3,927		3,726		7,057	6,797	6,820
Extraordinary item, net of tax	—		—		—	3,937	—
Investment write-down, net of tax	—		—		(82)	2,400	—
Other non-operating expenses	102		9		185	170	244

Net income	4,015		3,112		6,088	1,090	7,216
Preferred dividends	118		127		253	257	263

Net income applicable to common shareholders	$3,897		$2,985		$5,835	$833	$6,953

Average shares outstanding—basic Average shares outstanding—diluted	4,746,158 4,763,884		4,743,696 4,767,282		4,743,696 4,762,166	4,743,576 4,759,822	4,723,171 4,742,745
Earnings per common share—basic and diluted	$0.82		$0.63		$1.23	$0.18	$1.47
Restructuring charges and other items per share:
Restructuring charge per share, net of tax	—		—		(0.20)	—	—
Investment write-down per share, net of tax	—		—		—	(0.50)	—
Extraordinary item per share, net of tax	—		—		—	(0.83)	—

Earnings per common share before restructuring charges and other items	$0.82		$0.63		$1.43	$1.51	$1.47

Dividends declared per share	$1.04	(a)	$1.04	(a)	$1.38	$1.38	$1.38

Other Operating Data:
Electric distribution sales (000’s of kilowatt-hours)	845,005		790,885		1,659,136	1,596,390	1,587,536
Firm gas distribution sales (000’s of therms)	17,086		14,127		22,480	23,067	23,992

	As of June 30,		As of December 31,
	2003	2002	2002	2001
	(unaudited)		(audited)
	(in thousands)
Balance Sheet Data:
Net utility plant	$193,358	$182,188	$188,592	$178,288
Regulatory assets	249,372	145,932	244,011	146,042
Total assets	488,130	368,118	480,783	376,762
Common equity	73,318	73,000	74,350	74,746
Preferred stock	3,269	3,575	3,322	3,609
Long-term debt, less current portion	101,096	104,350	104,226	107,470
Short-term debt, including current portion of Long-term debt	45,742	22,733	39,233	17,024

(a)	Includes three quarterly dividends.

RISK FACTORS

Before making an investment in shares of our common stock, you should carefully consider the risks described below, as well as the information included or incorporated by reference in this prospectus. We have identified a number of these factors in our Annual Report on Form 10-K for the year ended December 31, 2002 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003, all of which are specifically incorporated by reference into this prospectus. See “Where You Can Find More Information.” In addition, you should carefully consider the risks and uncertainties referred to below or listed under “Cautionary Statement About Forward-Looking Statements.”

Risks Relating to Our Business

Risks related to the regulation of our businesses could impact the rates we are able to charge, our costs and our profitability.

We are subject to comprehensive regulation by federal and state regulatory authorities, which significantly influences our operating environment and our ability to recover costs from our customers. In particular, we are regulated by the SEC under PUHCA, and by FERC and state regulatory authorities with jurisdiction over public utilities, including the NHPUC and the MDTE. These authorities regulate many aspects of our operations, including, but not limited to, construction and maintenance of facilities, operations, safety, issuance of securities, accounting matters, transactions between affiliates, the rates that we can charge customers and the rate of return that we are allowed to realize. Our ability to obtain rate adjustments to maintain our current rate of return depends upon regulatory action under applicable statutes, rules and regulations, and we cannot assure you that we will be able to obtain rate adjustments or continue receiving our current authorized rates of return. These regulatory authorities are also empowered to impose financial penalties and other sanctions on us if we are found to have violated statutes and regulations governing our utility operations.

We are unable to predict the impact on our operating results from the regulatory activities of any of these agencies. Although we have attempted to actively manage the rate making process and have had recent success in obtaining rate increases, we can offer no assurances as to future success in the rate making process. Despite our requests, these regulatory commissions have authority under applicable statutes, rules and regulations to leave our rates unchanged, grant increases or order decreases in such rates. They have similar authority with respect to the recovery of our electricity and natural gas supply costs incurred by UES and FG&E in their role as a “provider of last resort” for customers who do not contract with third-party suppliers, or whose third-party supplier fails to deliver. See “Prospectus Summary—Unitil Corporation” and “—Regulation and Restructuring.” In the event that we are unable to recover these costs, our operating results could be materially adversely affected. Changes in regulations or the imposition of additional regulations could also have an adverse effect on our operating results.

As a result of industry restructuring, we have a significant amount of certain stranded and energy supply costs, which are subject to recovery in future periods.

The stranded costs resulting from the implementation of industry restructuring mandated by the States of New Hampshire and Massachusetts and the cost of purchase power we incur as the “provider of last resort” on behalf of our customers are recovered by us on a direct pass-through basis through periodically adjusted rates. As a result of restructuring legislation in Massachusetts, however, the total rate we may charge for the combination of our distribution costs, stranded costs and purchased power costs is subject to an inflation adjusted total rate cap for a seven-year period, which began in March 1998. Any unrecovered balance of purchased power or stranded costs as a result of this total rate cap is deferred for future recovery as a regulatory asset. Such regulatory assets are subject to periodic regulatory review and approval for recovery in future periods. In New Hampshire, there is no cap on total rates. The recovery of purchased power and stranded costs through periodically adjusted rates, however, is based upon forward-looking projections, and any difference between the projected and actual costs is deferred for future recovery and is subject to regulatory review and approval.

Our power supply related stranded costs due to the electric industry restructuring in New Hampshire and Massachusetts for which regulatory approval has been obtained for recovery were approximately $106.2 million for FG&E and $107.5 million for Unitil Power as of June 30, 2003. Substantially all of FG&E’s stranded costs relate to owned generation assets and long-term power purchase agreements sold by FG&E to Select. Approximately $57.6 million of Unitil Power’s stranded costs are attributable to the long-term power purchase agreements sold by Unitil Power to a subsidiary of Mirant, as discussed below. Because FG&E and Unitil Power remain ultimately responsible for payments under the power purchase agreements sold by them, if either Select or Mirant were to fail to fulfill their obligations to purchase the entitlements to electricity provided for in those agreements, FG&E and Unitil Power could incur additional stranded costs were they to resell such entitlements for amounts less than the amounts agreed to be paid by Select and Mirant. We expect that any such additional stranded costs would be recovered from our customers, although such recovery would require approval from the MDTE or NHPUC, the receipt of which cannot be assured.

The Chapter 11 bankruptcy filing of Mirant and its affiliates may indicate that Mirant Americas Energy Marketing, LP will be unable to fulfill its obligations to us under a material contract, which may adversely affect our financial condition and earnings.

Unitil Power, UES and Mirant Americas Energy Marketing, LP, a subsidiary of Mirant, entered into an agreement on February 25, 2003, under which Mirant Americas Energy Marketing, LP is obligated to purchase the power supply entitlements to Unitil Power’s long-term power supply portfolio and, separately, to supply the electricity necessary for UES to meet its obligations as the “provider of last resort” for its customers. The amount of Unitil Power’s recoverable stranded costs related to that agreement, calculated on the basis of the amounts agreed to be paid by the parties under that agreement, was determined by the NHPUC to be $57.6 million, with a recovery over approximately eight years. On July 14, 2003, Mirant and certain of its direct and indirect U.S. subsidiaries filed for bankruptcy under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas. Mirant has indicated that it will continue to operate post-petition in the normal course of business and will continue to honor its obligations under its agreement with Unitil Power and UES until a decision is made by Mirant to either assume or reject that agreement. As of July 14, 2003, the pre-petition amount owed by Mirant under the agreement to Unitil Power was approximately $5.3 million. UES and Unitil Power have elected to hold back pre-petition amounts due to Mirant totaling $5.3 million against this amount due from Mirant. We expect that Mirant will dispute our right to hold back all or a portion of such amounts. In addition, Mirant may decide not to assume the agreement post-bankruptcy. Should Mirant and Mirant Americas Energy Marketing, LP not assume the agreement, we would sell the electricity under those power supply agreements into the New England power market on a short-term basis and would seek to resell the entire portfolio on a long-term basis. The actual stranded costs we would incur should Mirant not perform under the agreement would likely be different than the $57.6 million which has been approved for recovery by the NHPUC. Should the actual stranded costs exceed $57.6 million, recovery of the excess would be subject to the approval of the NHPUC. Should the NHPUC disallow recovery of some or all of any increased stranded costs, it would adversely affect our financial condition and earnings.

Our electric and natural gas sales and revenues are highly correlated with the economy, and national, regional and local economic conditions may negatively impact our customers and correspondingly our operating results and financial condition.

Our business is influenced by the economic activity of our franchise areas. The level of economic growth in our electric and natural gas distribution franchise areas directly affects our potential for future growth in our business. As a result, adverse changes in the economy may have negative effects on our revenues, operating results and financial condition.

Declines in the valuation of capital markets could require us to make substantial cash contributions to cover our pension obligations, which could negatively impact our financial condition. In addition, the recovery of certain pension obligations is subject to regulatory risks.

In 2002, we did not make any cash contributions to our pension plans. However, due to the decline in the valuation of capital markets in recent years, we plan to make voluntary cash contributions to our pension plans of up to $1 million per year for the 2003 and 2004 plan years, and may be required to make cash contributions to our pension plans beginning with the 2005 plan year. If the valuation of capital markets were to significantly decline from current levels, we may be required to make cash contributions to our pension plans substantially in excess of the levels currently anticipated, which could adversely affect our financial condition.

In addition, in December 2002, FG&E and UES received regulatory approval to account for certain pension obligations as regulatory assets, avoiding a reduction in equity that would have been triggered by the substantial decline in the valuation of the capital markets. These regulatory orders do not pre-approve the amount of pension expense to be recovered in future rates and any such recovery will be subject to review and approval in future rate proceedings.

Increases in interest rates could have a negative impact on our financial condition.

Our subsidiaries have ongoing capital expenditure requirements which they frequently fund through borrowings from outside lenders. Changes in interest rates do not affect interest expense associated with our subsidiaries’ presently outstanding long-term debt securities. However, our subsidiaries periodically issue new long-term debt securities either to refinance short-term borrowings or to fund capital expenditures. Changes in interest rates may affect the interest rate and corresponding interest expense on any such new long-term debt securities. In addition, our subsidiaries’ short-term borrowings are at variable rates of interest. As a result, changes in short-term interest rates will increase or decrease our interest expense associated with short-term borrowings. Increases in interest rates generally will increase our borrowing costs and could adversely affect our financial condition or results of operations.

Weather conditions may cause our sales to vary from year to year.

Our utility operating sales vary from year to year, depending on weather conditions. We estimate that approximately 90% of our annual natural gas sales are temperature sensitive. As a result, mild winter temperatures can cause a decrease in the amount of gas we sell in any year, particularly during the winter heating season. Our electric sales are generally less sensitive to weather than our gas sales, but may also be affected by weather conditions in both the winter and summer seasons.

We are a holding company and have no operating income of our own. Our ability to pay dividends on our common stock is dependent on dividends received from our subsidiaries and on factors directly affecting us, the parent corporation. We cannot assure you that our current annual dividend will be paid in the future.

We are a public utility holding company, registered under PUHCA, and we do not have any operating income of our own. Consequently, our ability to pay dividends on our common stock is dependent on dividends and other payments received from our subsidiaries, principally FG&E and UES. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether through dividends, loans or other payments. The ability of our subsidiaries to pay dividends or make distributions to us will depend on, among other things:

•	the actual and projected earnings and cash flow, capital requirements and general financial condition of our subsidiaries;

•	the prior rights of holders of existing and future preferred stock, mortgage bonds, long-term notes and other debt issued by our subsidiaries;

•	the restrictions on the payment of dividends contained in the existing loan agreements of UES and FG&E and that may be contained in future debt agreements of our subsidiaries, if any;

•	limitations imposed by PUHCA and New Hampshire and Massachusetts state regulatory agencies, which, among other things, prohibit the payment of dividends by subsidiaries of a registered public utility holding company out of capital or unearned surplus without the prior approval of the SEC or the New Hampshire and Massachusetts state regulatory bodies.

In addition, we may incur indebtedness in the future. Before we can pay dividends on our common stock, we have to satisfy our debt obligations and comply with any statutory or contractual limitations.

Our current annual dividend is $1.38 per share of common stock, payable quarterly. However, our board of directors reviews our dividend policy periodically in light of the factors referred to above, and we cannot assure you of the amount of dividends, if any, that may be paid in the future.

Transporting and storing natural gas and supplemental gas supplies, as well as electricity, involve numerous risks that may result in accidents and other operating risks and costs.

Inherent in our gas and electric distribution activities are a variety of hazards and operating risks, such as leaks, explosions, electrocutions and mechanical problems that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, and impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The location of pipelines, storage facilities and electric distribution equipment near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. The occurrence of any of these events not fully covered by insurance could adversely affect our financial position and results of operations.

Our business is subject to environmental regulation in all jurisdictions in which we operate and our costs of compliance are significant. Any changes in existing environmental regulation and the incurrence of environmental liabilities could negatively affect our results of operations and financial condition.

Our utility operations are generally subject to extensive federal, state and local environmental laws and regulations relating to air quality, water quality, waste management, natural resources and the health and safety of our employees. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties; imposition of remedial requirements; and even issuance of injunctions to ensure future compliance. Liability under certain environmental laws is strict, joint and several in nature. Although we believe we are in general compliance with all applicable environmental and safety laws and regulations, there can be no assurance that significant costs and liabilities will not be incurred in the future. Moreover, it is possible that other developments, such as increasingly stringent federal, state or local environmental laws and regulations, could result in increased environmental compliance costs.

In particular, FG&E formerly operated a manufactured gas plant at a site in Fitchburg, Massachusetts, which created certain environmental conditions for which FG&E is responsible. FG&E has conducted remediation work at this site in accordance with a permit issued by the Massachusetts Department of Environmental Protection which allows FG&E to work towards temporary remediation of the site. The site is now in a temporary closure status, which requires FG&E to monitor the site until a permanent remediation alternative can be developed and completed. Since 1991, FG&E has recovered from its gas customers the costs associated with monitoring and remediating this site pursuant to a settlement with the MDTE. Should the costs associated with an eventual permanent remediation plan for this site be substantial, it could have a material adverse impact on FG&E’s liquidity, since such remediation costs are deferred and recovered by FG&E from its gas customers over a seven-year period or longer. Also, because FG&E’s settlement with the MDTE does not allow it to collect from its gas customers the interest expense associated with such costs, FG&E’s financial results would be adversely affected.

Catastrophic events could have a material adverse effect on our financial condition or results of operations.

The electric and natural gas utility industries are from time to time affected by catastrophic events, such as unusually severe weather and significant and widespread failures of plant and equipment (such as the August 2003 failure of the electric transmission grid in parts of the midwestern and northeastern United States and Canada). Other catastrophic occurrences, such as terrorist attacks on utility facilities, may occur in the future. Such events could have a material adverse effect on us, since they could inhibit our ability to continue providing electric and/or gas distribution services to our customers for an extended period, which is the principal source of our operating income.

Risks Relating to This Offering

Our stock price may decline when our results decline or when events occur that are adverse to us or our industry.

You can expect the market price of our common stock to decline when our quarterly results decline or at any time when events actually or potentially adverse to us or the electric and gas industry occur. Our common stock price may decline to a price below the price you paid to purchase your shares of common stock in this offering.

Substantial sales of our common stock could cause our stock price to decline.

If our existing shareholders sell a large number of shares of our common stock or the public market perceives that existing shareholders might sell shares of common stock, the market price of our common stock could significantly decline. All of the shares offered by this prospectus will be freely tradable without restriction or further registration under the federal securities laws unless purchased by an “affiliate,” as that term is defined in Rule 144 under the Securities Act of 1933. The outstanding shares of our directors and our senior executive officers are subject to lock-up agreements and may not be sold for 60 days after the date of this prospectus, except as noted in “Underwriting.”

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference into this prospectus contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included or incorporated by reference into this prospectus, including, without limitation, statements regarding the financial position, business strategy and other plans and objectives for our future operations, are forward-looking statements.

These statements include declarations regarding our or our management’s beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. These forward-looking statements are subject to inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include those described under “Risk Factors” and the following:

•	variations in weather;

•	changes in the regulatory environment;

•	customers’ preferences on energy sources;

•	interest rate fluctuation and credit market concerns;

•	general economic conditions;

•	increased competition; and

•	fluctuations in supply, demand, transmission capacity and prices for energy commodities.

Many of these risks are beyond our control. Any forward-looking statements speak only as of the date of this prospectus, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $12.5 million (approximately $14.4 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and our estimated offering expenses, based on an assumed offering price of $25.84 per share (the closing price of our common stock on the American Stock Exchange on August 27, 2003).

We intend to use the proceeds from this offering to make an equity infusion of cash directly into our two principal utility operating subsidiaries, UES and FG&E, as well as for other general corporate purposes. The cash contributions will become part of the permanent capitalization of UES and FG&E, replacing interim financing incurred through unsecured short-term lines of credit, in support of our utility operations and ongoing investment in our utility distribution facilities. On June 30, 2003, the weighted average interest rate of our short-term indebtedness was approximately 1.9% and the longest maturity of such borrowings was approximately 30 days.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is traded on the American Stock Exchange under the symbol “UTL.” As of July 31, 2003, there were 1,926 shareholders of record.

The following table sets forth the range of high and low intra-day market prices per share of our common stock as reported on the American Stock Exchange composite tape and the dividends paid per share for the periods indicated. The closing price of our common stock on the American Stock Exchange was $25.84 on August 27, 2003. Past performance is not necessarily indicative of future price performance. You should obtain current market quotations for shares of our common stock.

	Price Range		Dividends Per Share
	High	Low
2001:
First Quarter	$27.24	$24.76	$0.345
Second Quarter	27.50	24.75	0.345
Third Quarter	25.50	22.50	0.345
Fourth Quarter	25.45	22.95	0.345

2002:
First Quarter	$27.50	$22.88	$0.345
Second Quarter	31.40	26.00	0.345
Third Quarter	29.90	25.30	0.345
Fourth Quarter	27.35	24.70	0.345

2003:
First Quarter	$26.34	$23.30	$0.345
Second Quarter	26.00	23.05	0.345
Third Quarter (through August 27, 2003)	26.17	24.03	0.345

CAPITALIZATION

The table below shows our capitalization as of June 30, 2003:

•	on an actual consolidated basis;

•	on a pro forma basis to give effect to the issuance by FG&E of $10 million aggregate principal amount of long-term unsecured notes, which is subject to negotiation and execution by the parties of a purchase agreement and the receipt of regulatory approvals and is not contingent on this offering. See “Prospectus Summary — FG&E Notes Issuance;”

•	on an as adjusted basis to give effect to the receipt of the estimated net proceeds of approximately $12.5 million from the issuance of 520,000 shares of common stock in this offering, which is not contingent on the note issuance by FG&E, at an assumed public offering price of $25.84 per share and the application of the estimated net proceeds from this offering. See “Use of Proceeds;” and

•	on a pro forma as adjusted basis to give effect to the events described in the two preceding bullet points.

You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus.

	As of June 30, 2003
	Actual	Pro Forma Adjustments	Adjustments for this Offering	Pro Forma As Adjusted
	(unaudited, in thousands)
Common stock equity	$73,318		$12,530	$85,848
Preferred stock, non-redeemable, non-cumulative	225			225
Preferred stock, redeemable, cumulative	3,044			3,044
Long-term debt, less current portion	101,096	10,000		111,096
Short-term debt(1)	45,742	(10,000)	(12,530)	23,212

Total capitalization, including short-term debt	$223,425	$—	$—	$223,425

(1)	Includes $3,252 for the current portion of long-term debt.

OUR COMPANY

Our principal business is the retail distribution of electricity in the southeastern seacoast and capital city areas of New Hampshire and the retail distribution of both electricity and natural gas in the greater Fitchburg area of north central Massachusetts, through our two wholly owned subsidiaries, UES and FG&E, collectively referred to as the retail distribution utilities. Our retail distribution utilities serve approximately 112,000 electric and natural gas customers in our franchise areas. We do not own or operate electric generating facilities or major transmission facilities. Rather, we are a local “pipes and wires” electric and natural gas distribution company with an investment in net utility plant of $193.4 million at June 30, 2003. For the year ended December 31, 2002, our total revenues were approximately $188.4 million. Substantially all of our revenues and operating income are derived from our regulated utility operations.

We were incorporated under the laws of the State of New Hampshire in 1984. We are a registered public utility holding company under PUHCA, and we are the parent of the Unitil companies. UES’s predecessor companies have been in existence since the early twentieth century and FG&E has been in existence since the 1850s.

A third wholly owned subsidiary, Unitil Power, is a public utility that formerly functioned as the wholesale power supply provider for UES prior to the implementation of industry restructuring in New Hampshire. As a result of industry restructuring, Unitil Power has ceased being the wholesale power supplier to UES.

We have three additional wholly owned subsidiaries: Unitil Realty, Unitil Service and Unitil Resources. Unitil Realty owns and manages our corporate office building and property located in Hampton, New Hampshire and leases this facility to Unitil Service under a long-term lease arrangement. Unitil Service provides, at cost, a variety of administrative and professional services, including regulatory, financial, accounting, human resources, engineering, operations, technology and management services to its affiliated Unitil companies. Unitil Resources is our wholly owned unregulated subsidiary that provides energy brokering, consulting and management related services. Usource, Inc. and Usource are wholly owned subsidiaries of Unitil Resources. Usource provides energy brokering services, as well as various energy consulting services to large commercial and industrial customers in the northeastern United States.

The following companies are the wholly owned subsidiaries of Unitil:

Our Operations

Our Electric Utility Operations

Our electric utility operations are conducted through our subsidiaries, UES and FG&E. For the year ended December 31, 2002 and the six-month period ended June 30, 2003, the revenues from our electric utility operations were approximately $167.3 million and $96.1 million, respectively.

The primary business of our electric utility operations is the local distribution of electricity to customers in our franchise areas. As a result of the implementation of retail choice in New Hampshire and Massachusetts, our customers are free to contract for their supply of electricity with third-party suppliers. Both UES and FG&E supply electricity to those customers who do not obtain their supply from third-party suppliers, with the actual costs associated with electricity supplied by us being recovered on a pass-through basis under periodically adjusted rates.

UES is engaged principally in the retail distribution of electricity to approximately 70,000 customers in New Hampshire in the cities of Concord, Exeter and Hampton, as well as 12 towns surrounding Concord and all or part of 16 towns surrounding Exeter and Hampton. UES’s franchise areas consist of approximately 408 square miles in the Merrimack River Valley of south central New Hampshire and in southeastern New Hampshire.

The State of New Hampshire’s government operations are located within UES’s franchise areas, including the executive, legislative and judicial branches and offices and facilities for all major state government services. In addition, UES’s franchise areas are retail trading and recreation centers for the north central and southeastern parts of the state. These areas serve diversified commercial and industrial businesses, including manufacturing firms engaged in the production of sportswear, automobile parts and electronic components. Our franchise areas include several popular resort areas and beaches along the Atlantic Ocean. UES’s 2002 retail electric operating revenues were approximately $114.0 million, of which approximately 42% was derived from residential sales and 58% from commercial/industrial sales.

FG&E is engaged principally in the retail distribution of both electricity and natural gas in the city of Fitchburg and several surrounding communities. FG&E’s franchise area encompasses approximately 170 square miles in north central Massachusetts. Electricity is supplied and distributed by FG&E to approximately 27,000 customers in the communities of Fitchburg, Ashby, Townsend and Lunenburg. FG&E’s industrial customers include paper manufacturing and paper products companies, rubber and plastics manufacturers, chemical products companies and printing, publishing and allied industries. FG&E’s 2002 retail electric operating revenues were approximately $53.3 million, of which approximately 35% was derived from residential sales and 65% from commercial/industrial sales.

Our Gas Utility Operations

Natural gas is supplied and distributed by FG&E to approximately 15,000 customers in the communities of Fitchburg, Lunenburg, Townsend, Ashby, Gardner and Westminster, all located in Massachusetts. For the year ended December 31, 2002 and the six-month period ended June 30, 2003, the revenues from our gas utility operations were approximately $20.3 million and $17.8 million, respectively.

As a result of the introduction of retail choice for all natural gas customers in Massachusetts, our customers are free to contract for their supply of natural gas with third-party suppliers. FG&E continues to provide natural gas supply services to those customers who do not obtain their supply from third-party suppliers, with the actual costs associated with natural gas supplied by us being recovered on a pass-through basis under periodically adjusted rates.

FG&E’s 2002 gas operating revenues were approximately $20.3 million, of which approximately 54% was derived from residential firm sales, 39% from commercial/industrial firm sales and 7% from commercial/industrial interruptible sales (which can be interrupted at our discretion).

Seasonality

Natural gas sales in New England are seasonal, and our results of operations reflect this seasonal nature. Accordingly, results of operations are typically positively impacted by gas operations during the five heating season months from November through March of the following year. Electric sales in New England are far less seasonal than natural gas sales; however, the highest usage typically occurs in the summer and winter months due to air conditioning and heating requirements, respectively.

Our Non-Regulated Operations

Our non-regulated business is comprised of Unitil Resources and its subsidiaries, Usource, Inc. and Usource. Unitil Resources provides energy brokering services, through Usource, as well as various energy consulting services to large commercial and industrial customers in the northeastern United States. For the year ended December 31, 2002 and the six-month period ended June 30, 2003, the revenues from our non-regulated operations were approximately $0.8 million and $0.6 million, respectively.

Regulation and Restructuring

As a registered holding company under PUHCA, we are regulated by the SEC with respect to various matters, including the issuance of securities, our capital structure and certain acquisitions and dispositions of assets. UES and FG&E are subject to regulation by the NHPUC and the MDTE, respectively, with respect to their rates, issuance of securities and other accounting and operational matters. Certain aspects of our electric operations as they relate to wholesale and interstate business activities are also regulated by FERC. In the past several years, we have completed the restructuring of our electric and natural gas operations resulting from the implementation of retail choice as mandated by the States of New Hampshire and Massachusetts.

We have the franchise to deliver electricity and/or natural gas to all customers in our franchise areas, at rates established under traditional cost of service regulation. Under this regulatory structure, through their distribution charges, UES and FG&E recover the cost of providing distribution service to their customers based on a historical test year, in addition to earning a return on their capital investment in utility assets. In 2002, we completed rate proceedings for all of our retail distribution operations and were authorized by the NHPUC and MDTE to implement increased rates for our electric and natural gas distribution operations beginning in December of that year. UES and FG&E also recover the actual cost of any electricity or natural gas they supply to their customers, as well as certain costs associated with restructuring, through periodically adjusted rates.

In connection with the implementation of retail choice for our customers in New Hampshire and Massachusetts, we divested the long-term power supply contracts of Unitil Power and FG&E and the owned generation assets of FG&E. Unitil Power divested its long-term power supply contracts to a subsidiary of Mirant and FG&E divested its owned generation assets and long-term power supply contracts to Select.

Unitil Power’s and FG&E’s long-term power supply contracts were divested through the sale of the entitlements to the electricity associated with those contracts, and Unitil Power and FG&E remain ultimately responsible for payments for that power. UES and FG&E would seek to recover from their customers any costs not currently provided for in their rates which they may incur if either Mirant or Select were to fail to fulfill their obligations to purchase the entitlements to electricity provided for in those agreements. See “Risk Factors—Risks Relating to Our Business.”

Although UES’s and FG&E’s electric customers have the option of contracting directly for their electricity needs with third-party suppliers, both companies remain the “provider of last resort” for their respective customers. Accordingly, UES and FG&E contract with wholesale power suppliers for the electricity necessary to meet that “provider of last resort” energy supply obligation. Similarly, FG&E’s natural gas customers have the option to contract for their natural gas supply with third-party suppliers and FG&E remains the “provider of last resort” for these natural gas customers. The costs associated with the acquisition of such wholesale electric and natural gas supplies for customers who do not contract with third-party suppliers are recovered on a pass-through basis from those customers with no profit margin to UES or FG&E.

We have secured regulatory approval for the recovery, over the next eight to 10 years, of approximately $213.7 million of power supply-related stranded costs due to the electric industry restructuring in New Hampshire and Massachusetts. Also, we have implemented comprehensive customer and financial information systems to accommodate the transition to competitive energy markets and retail choice. Our electric customers in Massachusetts have had the ability to choose their electric energy supplier since March 1, 1998 and retail choice became available to our New Hampshire customers on May 1, 2003. In addition, we have adjusted our utility rates to reflect the overall cost of service as a restructured local electric and natural gas energy delivery company.

Our Strengths

We believe our strengths have enabled us to grow our business profitably and create shareholder value. These strengths include:

Growing Franchise Areas.    Our operations are located in the southeastern seacoast and state capital regions of New Hampshire, as well as in the greater Fitchburg area of north central Massachusetts. Together, these three franchise areas provide a diverse and growing customer base. Our total electric sales growth has consistently outpaced the average electric sales growth in New England. For example, our total kilowatt hours (kWh) sales growth has averaged 2.8% per year over the past 10 years as compared to 1.4% for New England. Over the past five years, our kilowatt hour sales growth to residential customers has averaged 3.5% as compared to 2.7% for New England.

Regulated Asset Base.    Our core assets primarily consist of local distribution facilities (e.g., pipes and wires) necessary for the delivery of our customers’ electric and natural gas supply needs within our franchise areas and regulatory assets arising from the restructuring of our electric and natural gas operations. Our electric and natural gas distribution assets and regulatory assets, from which we derive substantially all of our operating income, provide stable earnings and cash flow. Over the past five years, we have invested $67.0 million and $19.0 million in capital additions and improvements in our electric and natural gas distribution businesses, respectively, and increased our net utility plant by 4.5% on average per year. We intend to continue investing in our local electric and natural gas utility distribution systems to increase our customer base. We also intend to seek opportunities to expand our regulated utility distribution business through the acquisition of other electric and natural gas distribution properties in our region. While we have considered potential acquisition opportunities over the past several years, no such acquisitions have been consummated and we are not currently party to any binding acquisition agreement or commitment.

Diversified Customer Base.    Our customers are a diversified mix of residential, commercial and industrial customers, with no single customer representing more than 5% of our total revenues. Our sales to large commercial and industrial customers are not concentrated in one industry segment, but vary from government facilities to large retail outlets, colleges, hospitals and a broad range of industrial companies that reflect the diverse nature of the communities that we serve.

Small Size Advantage.    We believe that due in part to our smaller size relative to other electric and natural gas utilities, we are able to expeditiously and effectively respond to changing legislative and regulatory rules governing our utility business, adopt new business practices and technology solutions to improve productivity, and implement organizational changes to successfully manage our business. We have a proven track record of successfully transitioning our company to meet the business and operational challenges brought about by the restructuring of our industry over the last five years.

Historic Dividend Stability.     Since our incorporation in 1984, we have continuously paid quarterly dividends and we have never reduced our dividend rate, while still increasing our investment in our utility distribution facilities.

Experienced Management Team.    Our senior management team is highly experienced in the utility industry. Our Chairman and CEO, Robert Schoenberger, has 25 years of industry experience. Our senior management team as a whole averages approximately 18 years experience in the industry. We recently streamlined and reorganized our management team to improve efficiency and to meet ongoing business requirements.

Our Properties

As of December 31, 2002, we owned, through our utility subsidiaries, two operation centers, approximately 2,073 pole miles of local transmission and distribution overhead electric lines and 360 conduit bank miles of underground electric distribution lines, along with 48 electric substations, including three mobile electric substations. Our natural gas operations property includes a liquid propane gas plant, a liquid natural gas plant and 310 miles of underground gas mains. In addition, our real estate subsidiary, Unitil Realty, owns our corporate headquarters building and the 12 acres on which it is located.

UES owns and maintains distribution operations centers in Concord, New Hampshire and Kensington, New Hampshire. UES’s 31 electric distribution substations, including a 5,000 kilovolt ampere (kVA) mobile substation, constitute 214,270 kVA of capacity for the transformation of electric energy from the 34.5 kV subtransmission voltage to other primary distribution voltage levels. The electric substations are located on land owned by UES or occupied by UES pursuant to a perpetual easement.

UES has a total of approximately 1,531 pole miles of local transmission and distribution overhead electric lines and a total of 194 conduit bank miles of underground electric distribution lines. The electric distribution lines are located in, on or under public highways or private lands pursuant to lease, easement, permit, municipal consent, tariff conditions, agreement or license, expressed or implied through use by UES without objection by the owners. In the case of certain distribution lines, UES owns only a part interest in the poles upon which its wires are installed, the remaining interest being owned by telephone companies.

Additionally, UES owns 137.7 acres of non-utility property located on the east bank of the Merrimack River in Concord, New Hampshire. Of the total acreage, 81.2 acres are located within an industrial park zone.

The physical utility properties of UES, with certain exceptions, and its franchises are pledged as security under its indenture of mortgage and deed of trust under which the respective series of first mortgage bonds of UES are outstanding.

FG&E’s electric properties consist principally of 542 pole miles of local transmission and distribution overhead electric lines, 166 conduit bank miles of underground electric distribution lines and 17 transmission and distribution stations. The capacity of these substations totals 561,900 kVA.

FG&E owns a liquid propane gas plant and a liquid natural gas plant and the land on which they are located. FG&E also has 310 miles of underground steel, cast iron and plastic gas mains.

FG&E’s electric substations, with minor exceptions, are located on land owned by FG&E or occupied by FG&E pursuant to a perpetual easement. FG&E’s electric distribution lines and gas mains are located in, on or under public highways or private lands pursuant to lease, easement, permit, municipal consent, tariff conditions, agreement or license, expressed or implied through use by FG&E without objection by the owners. FG&E leases its distribution operations center located in Fitchburg, Massachusetts.

We believe that our facilities are currently adequate for their intended uses.

Our Employees

As of July 31, 2003, we had 319 full-time and part-time employees. We consider our relationship with our employees to be good. We have approximately 100 employees represented by labor unions. In 2002, each of our utility subsidiaries reached five-year pacts with employees covered by collective bargaining agreements, which will expire on May 31, 2005.

MANAGEMENT

The following table provides information about our directors and senior management as of July 31, 2003:

Name	Age	Position
Robert G. Schoenberger	52	Chairman of the Board and Chief Executive Officer

Mark H. Collin	44	Senior Vice President and Chief Financial Officer

Thomas P. Meissner, Jr.	40	Senior Vice President, Operations

George R. Gantz	52	Senior Vice President, Customer Services and Communications

George E. Long, Jr.	46	Vice President, Administration

Raymond J. Morrissey	55	Vice President, Information Systems

Todd R. Black	39	Vice President, Usource

Laurence M. Brock	50	Vice President and Controller

David P. Brownell	59	Director

Michael J. Dalton	62	Director

Albert H. Elfner, III	58	Director

Ross B. George	70	Director

Edward F. Godfrey	54	Director

Michael B. Green	53	Director

Eben S. Moulton	57	Director

M. Brian O’Shaughnessy	60	Director

Charles H. Tenney, III	55	Director

Dr. Sarah P. Voll	60	Director

Robert G. Schoenberger has been our Chairman of the Board and Chief Executive Officer since 1997. Prior to his employment with us, he was President and Chief Executive Officer of the New York Power Authority (a state owned public power enterprise) from 1993 until 1997. He is also a Director of the Greater Seacoast (NH) United Way and Director and Vice Chairman of Exeter Health Resources.

Mark H. Collin was appointed our Senior Vice President and Chief Financial Officer in February 2003. Mr. Collin served as our Treasurer from 1998 to 2003. Since 1992, he has been Treasurer of UES and FG&E. Mr. Collin joined us in 1988.

Thomas P. Meissner, Jr. has been our Senior Vice President, Operations since February 2003. Mr. Meissner joined us in 1994 and served as our Director of Engineering from 1998 to 2003. From 1985 to 1994, he was employed by the Public Service Company of New Hampshire.

George R. Gantz has been our Senior Vice President, Customer Services and Communications since January 2003. Mr. Gantz previously served as our Senior Vice President, Communication and Regulation from 1994 to 2003. Mr. Gantz joined us in 1983.

George E. Long, Jr. has been our Vice President, Administration since February 2003. Mr. Long joined us in 1994 and was our Director, Human Resources from 1998 to 2003. Prior to his employment with us, Mr. Long was the Director of Compensation and Benefits at Monarch Life Insurance Company from 1985 to 1994.

Raymond J. Morrissey has been our Vice President, Information Systems since February 2003. From 1992 to 2003, he served as our Vice President of Customer Service, and from 1991 to 1992, he was the General Manager of our subsidiary, FG&E. Mr. Morrissey joined us in 1985.

Todd R. Black has been our Vice President, Usource since January 2003. He served as Vice President, Sales and Marketing for Usource from 1998 to 2003. Prior to his employment with us, he served as Vice President, Services Delivery for Energy USA, the unregulated subsidiary of Bay State Gas Company, from 1988 until 1998.

Laurence M. Brock has been our Vice President and Controller since June 2001. Mr. Brock previously served as Vice President for Usource in 2001. Mr. Brock served as the Corporate Controller for The Henley Group from 1986 to 1995. He joined us in 1995.

David P. Brownell was a Senior Vice President of Tyco International Ltd. from 1995 to 2003. He had been with Tyco since 1984. Mr. Brownell is also Vice Chairman of the University of New Hampshire Foundation.

Michael J. Dalton was our President and Chief Operating Officer from 1984 to 2003. Mr. Dalton is a member of the Advisory Board of the University of New Hampshire College of Engineering and Physical Sciences.

Albert H. Elfner, III was the Chairman, from 1994, and Chief Executive Officer, from 1995, of Evergreen Investment Management Company until his retirement in 1999. Mr. Elfner is also a Director of NGM Insurance Company and Optimum Q Funds.

Ross B. George is the Chairman of the Board of Five G Management, LLC. He is also a Director of Simonds Industries, Inc. and served as their Chairman of the Board from 1999-2001 and their Chief Executive Officer from 1995 to 1999.

Edward F. Godfrey was the Executive Vice President and Chief Operating Officer of Keystone Investments, Incorporated from 1997 until his retirement in 1998. While at Keystone Investments, he was also a Senior Vice President, Chief Financial Officer and Treasurer from 1988 to 1996. Mr. Godfrey is also a Director of Reilly Mortgage Group.

Michael B. Green has been the President and Chief Executive Officer of Capital Region Health Care and Concord Hospital since 1992. He serves as an adjunct faculty member of Dartmouth Medical School. He also serves as Chairman of the Board of the Foundation for Healthy Communities and as a Director on the Boards of Community Provider Network of Central New Hampshire, Concord 20/20 and Merrimack County Savings Bank.

Eben S. Moulton has been the Managing Partner of Seacoast Capital Corporation since 1995. Mr. Moulton is also a Director of IEC Electronics, a Director of PartMiner, Inc., a Director of Home Market Foods and a Trustee of Colorado College.

M. Brian O’Shaughnessy has been the Chairman of the Board, Chief Executive Officer and President of Revere Copper Products, Inc. since 1988. Mr. O’Shaughnessy also serves on the Board of Directors of the International Copper Association, the Copper Development Association and the Copper and Brass Fabricators Council. He also serves in New York State as Chairman of the Industrial Energy Consumer Coalition, and as a member of the Board of Directors of the Multiple Intervenors and the Economic Development Growth Enterprise.

Charles H. Tenney, III has been a member of the Management Team of Brainshift.com, Inc. since 2002. He served as a financial advisor for H&R Block Financial Advisors from 2001 to 2002 and as the Director of Corporate Services for Log On America, Inc. from 1999 to 2000. From 1997 to 1999, he served as the Secretary of both Northern Utilities, Inc. and Granite State Gas Transmission, Inc. From 1991 to 1999, he served as the Clerk of Bay State Gas Company, a subsidiary of NiSource, Inc.

Dr. Sarah P. Voll has been the Vice President, National Economic Research Associates, Inc. (NERA) since 1999. Dr. Voll was also a Senior Consultant at NERA from 1996 to 1999.

DESCRIPTION OF COMMON STOCK

The following description of our common stock summarizes general terms that apply to our common stock. Because this is only a description, it does not contain all of the information that may be important to you. This summary is subject to and qualified in its entirety by reference to Unitil’s articles of incorporation, articles of amendment to the articles of incorporation and by-laws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.” This section also summarizes relevant provisions of statutes with which we must comply. The terms of these statutes are more detailed than the general information provided below; therefore, you should carefully consider the actual provisions of each of the statutes referenced below.

Authorized and Outstanding Shares

Our authorized capital stock consists of 8,000,000 shares of common stock, no par value. As of July 31, 2003, 4,765,421 shares of common stock were outstanding and our subsidiaries UES and FG&E have preferred stock outstanding. Unitil Corporation is not authorized to issue any shares of preferred stock. All of the common stock outstanding is fully paid and nonassessable.

Dividend Rights

Holders of our common stock are entitled to those dividends as may be declared from time to time by our Board of Directors. We may pay dividends on our common stock from any funds, property or shares legally available for this purpose. See “Price Range of Common Stock and Dividends.”

Voting Rights and Cumulative Voting

Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of the holders of our common stock. Holders of common stock do not have cumulative voting rights for the election of directors.

Preemptive Rights

The holders of our common stock have no preemptive rights to purchase additional shares of common stock or any other of our securities.

Liquidation Rights

In the event that we are liquidated, after payment of our debts and liabilities, the holders of our common stock are entitled to share equally in the balance of our remaining assets, if any.

Transfer Agent and Registrar

Equiserve Trust Company, N.A. serves as the transfer agent and registrar of our common stock.

Statutory Provisions

Because we are a public utility holding company registered under PUHCA, the SEC must approve the acquisition of any of our securities or utility assets by another registered public utility holding company or any person who would, as a result of an acquisition, become an affiliate of two or more public utility holding companies. Similarly, Section 374:33 of the New Hampshire Revised Statutes provides that no public utility or public utility holding company may directly or indirectly acquire more than 10 percent of the stocks or bonds of another public utility holding company incorporated or doing business in the State of New Hampshire, without the approval of the Public Utilities Commission of New Hampshire.

Staggered Board of Directors

Our by-laws provide for a board of directors of between nine and fifteen directors divided into three classes, each class being as nearly equal in number as possible, and each with their respective terms of office arranged so that the term of office of one class expires in each year, at which time a corresponding number of directors is elected for a term of three years. We currently have eleven directors.

Our staggered board of directors and the statutory provisions described above may delay, deter or prevent a tender offer or takeover attempt that a holder of shares of our common stock might consider is in his or her best interest, including those attempts that might result in a premium over the market price of the shares of our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2003, we have agreed to sell to the underwriters named below, for whom RBC Dain Rauscher Inc. and Edward D. Jones & Co., L.P., are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
RBC Dain Rauscher Inc.
Edward D. Jones & Co., L.P.

Total	520,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 78,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, RBC Dain Rauscher Inc. may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of RBC Dain Rauscher Inc. for a period of 60 days after the date of this prospectus, except (i) issuances pursuant to the exercise of options outstanding on the date hereof, (ii) grants of employee stock options and restricted stock pursuant to the terms of a plan in effect on the date hereof, (iii) issuances pursuant to the exercise of such options, (iv) issuances to our employees under the terms of the employee stock purchase plan in effect on the date hereof, (v) issuances pursuant to the terms of the director compensation plan in effect on the date hereof and (vi) the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof.

Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of RBC Dain Rauscher Inc. for a period of 60 days after the date of this prospectus, except for any transfer that is a bona fide gift or to a family member or trust, provided the transferee agrees to be bound in writing by the terms of the agreement.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The shares of common stock are listed on the American Stock Exchange under the symbol “UTL.”

In connection with the offering the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the shares of the common stock to be sold in the offering will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., Boston, Massachusetts, a limited liability partnership including professional corporations. Certain legal matters in connection with the offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York. As of the date of this prospectus, Paul K. Connolly, Jr., a partner of LeBoeuf, Lamb, Greene & MacRae, L.L.P., owns approximately 3,172 shares of Unitil common stock. Mr. Connolly is a participant in our dividend reinvestment plan and, as such, acquires additional shares of our common stock at regular intervals.

EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our common stock is listed on the American Stock Exchange under the ticker symbol “UTL.”

This prospectus is part of a registration statement that we filed with the SEC on Form S-3. This prospectus does not contain all of the information set forth in the registration statement and its exhibits, portions of which have been omitted as permitted by the rules and regulations of the SEC. You may refer to the registration statement and the exhibits for more information about the securities and us. You may inspect the registration statement and exhibits without charge at the SEC’s public reference room or at the SEC’s website.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering is complete. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

•	Our Current Reports on Form 8-K filed with the SEC on January 17, 2003, February 12, 2003, and April 17, 2003; and

•	The description of our common stock, no par value, contained in the registration statement on Form 8-A filed with the SEC on February 8, 1985.

You may request a copy of any of these documents at no cost (other than an exhibit to the filing unless we have specifically incorporated that exhibit by reference into the filing), by writing or telephoning us at the following address:

Shareholder Relations

Unitil Corporation

6 Liberty Lane West

Hampton, NH 03842-1720

Telephone (800) 999-6501

http://www.unitil.com

520,000 Shares

Common Stock

PRICE $         PER SHARE

RBC CAPITAL MARKETS

EDWARD D. JONES & CO., L.P.

P R O S P E C T U S

                            , 2003

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with the sale and distribution of the common stock offered by this prospectus, other than underwriting discounts and commissions (all of which are to be paid by the Registrant). All amounts shown are estimates except for the SEC registration fee.

SEC Registration Fee	$1,251
Legal Fees and Expenses	160,000
Accounting Fees and Expenses	29,000
Transfer Agent and Registrar Fees and Expenses	2,500
Printing, Engraving and Mailing Expenses	20,000
Stock Exchange Listing Fee	11,960
Miscellaneous	10,000

Total	$234,711

Item 15.    Indemnification of Directors and Officers.

The Registrant is organized under the laws of the State of New Hampshire. The New Hampshire Business Corporation Act (the “NHBCA”) provides that a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he reasonably believed (i) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and (ii) in all other cases, that his conduct was at least not opposed to its best interests; and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if: (1) the director furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct described in the preceding sentence; and (2) the director furnishes the corporation an undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and (3) a determination is made that the facts then known to those making the determination would not preclude indemnification. Unless a corporation’s articles of incorporation provide otherwise, the corporation may indemnify and advance expenses to an officer, employee or agent of the corporation who is not a director to the same extent as to a director. A corporation may not indemnify a director (x) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (y) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Unless limited by its articles of incorporation, a corporation shall indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation against reasonable expenses incurred by him in connection with the proceeding. A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify him against the same liability under the NHBCA.

Article X of the Registrant’s By-Laws provides that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the person’s having served as, or by reason of the person’s alleged acts or omissions while serving as a director, officer, employee or agent of the Registrant, or while serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement or otherwise actually and reasonably incurred by such person in connection with the action, suit or proceeding, if the person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful, said indemnification to be to the full extent permitted by law under the circumstances, including, without limitation, by all applicable provisions of the NHBCA. Any indemnification under Article X shall be made by the Registrant with respect to Directors or other persons after a determination that the person to be indemnified has met the standards of conduct set forth in the NHBCA, such determination to be made by the Board of Directors, by majority vote of a quorum, or by other persons authorized to make such a determination under the NHBCA.

The right of indemnification arising under Article X was adopted for the purpose of inducing persons to serve and to continue to serve the Registrant without concern that their service may expose them to personal financial harm. It is to be broadly construed, applied and implemented in light of that purpose. It is not to be exclusive of any other right to which any such person is entitled under any agreement, vote of the stockholders or the Board of Directors, statute, or as a matter of law, or otherwise, nor is it to be construed to limit or confine in any respect the power of the Board of Directors to grant indemnity pursuant to any applicable statutes or laws of the State of New Hampshire. The provisions of Article X are separable, and, if any provision or portion thereof is for any reason held inapplicable, illegal or ineffective, such holding will not affect any other right of indemnification existing under Article X or otherwise. As used in Article X, the term “person” includes heirs, executors, administrators or other legal representatives. As used in Article X, the terms “Director” and “officer” include persons elected or appointed as officers by the Board of Directors, persons elected as Directors by the stockholders or by the Board of Directors, and persons who serve by vote or at the request of the Registrant as directors, officers or trustees of another organization in which the Registrant has any direct or indirect interest as a shareholder, creditor or otherwise.

Article X of the Registrant’s By-laws also allows the Registrant to purchase and maintain insurance on behalf of any person who was or is a Director, officer or employee of the Registrant or any of its subsidiaries, or who was or is serving at the request of the Registrant as a fiduciary of any employee benefit plan of the Registrant or any subsidiary, against any liability asserted against, and incurred by, such person in any such capacity, or arising out of such person’s status as such, whether or not the Registrant would have the power to indemnify such person against such liability under the provisions of the NHBCA. The obligation to indemnify and reimburse such person under the Registrant’s By-Laws, if applicable, will be reduced by the amount of any such insurance proceeds paid to such person, or the representatives or successors of such person.

Item 16.    Exhibits.

Exhibit No:	Description of Exhibit	Reference
1.1	Underwriting Agreement	To be filed by amendment.

4.1	Articles of Incorporation of Unitil Corporation	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-14, No. 2-93769.

4.2	Articles of Amendment to the Articles of Incorporation of Unitil Corporation	Incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1991.

4.3	By-Laws of the Company	Incorporated by reference to Exhibit 4 to the Registrant’s Registration Statement on Form S-8, No. 333-73327.

5.1	Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.	To be filed by amendment.

23.1	Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P.	Included in exhibit 5.1.

23.2	Consent of Grant Thornton LLP	Filed herewith.

24.1	Powers of Attorney	Filed herewith.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes as follows:

(1)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3)    The undersigned Registrant hereby undertakes that:

(i)    For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Hampton, State of New Hampshire, on this 28th day of August, 2003.

UNITIL CORPORATION (Registrant)

By:	/s/ Mark H. Collin
Mark H. Collin Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Robert G. Schoenberger	Director, Chairman of the Board, Chief Executive Officer and President	August 28, 2003

* David P. Brownell	Director	August 28, 2003

* Michael J. Dalton	Director	August 28, 2003

* Albert H. Elfner, III	Director	August 28, 2003

* Ross B. George	Director	August 28, 2003

* Edward F. Godfrey	Director	August 28, 2003

* Michael B. Green	Director	August 28, 2003

* Eben S. Moulton	Director	August 28, 2003

* M. Brian O’Shaughnessy	Director	August 28, 2003

Signature	Title	Date

* Charles H. Tenney, III	Director	August 28, 2003

* Dr. Sarah P. Voll	Director	August 28, 2003

/s/ Mark H. Collin Mark H. Collin	Senior Vice President and Chief Financial Officer	August 28, 2003

*By:	/s/ Mark H. Collin

Mark H. Collin, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No:	Description of Exhibit

1.1	Underwriting Agreement (to be filed by amendment).

4.1	Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-14, No. 2-93769).

4.2	Articles of Amendment to the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1991).

4.3	By-Laws of the Company (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, No. 333-73327).

5.1	Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (to be filed by amendment).

23.1	Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in Exhibit 5.1).

23.2	Consent of Grant Thornton LLP (filed herewith).

24.1	Powers of Attorney (filed herewith).